NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Gary M. Brown T 615.664.5330 gary.brown@nelsonmullins.com	150 Fourth Avenue, North | Suite 1100 Nashville, TN 37219-2415 T 615.664.5300 F 615.664.5399 nelsonmullins.com

June 10, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	Collectable Sports Assets, LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed May 8, 2020

File No. 024-11178

Ladies and Gentlemen:

We hereby submit the responses of Collectable Sports Assets, LLC (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated May 18, 2020, providing the Staff’s comments with respect to Amendment No. 1 to the Company’s Offering Statement on Form 1-A (the “Amended Offering Statement”) filed on May 8, 2020. Please note that in addition to changes necessary in order to respond to the Staff’s comments, other revisions (that are considered to be not material) have been made to the Amended Offering Statement.

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, capitalized terms used in this letter have the meanings ascribed to them in the Offering Statement.

Amendment No. 1 to Offering Circular on Form 1-A filed May 8, 2020

Use of Proceeds and Descriptions of Underlying Assets, page 35

1.	We note your response to comment 6. Please also revise your disclosure to explain how you and Zev Partners arrived at the amount in which Zev Partners is selling each asset to you. Considering Zev Partners will profit from the sale of the asset to you, please also disclose the inherent conflict of interest involved with Zev Partners setting the price at which the asset is sold.

Response: We acknowledge the Staff’s comment and the offering circular has been revised as requested.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (615) 664-5330 or Ezra Levine at (914) 372-7337. Otherwise, we would appreciate your advising us that that the Staff is prepared to entertain a request to qualify the Offering Statement.

Very truly yours,

Nelson Mullins Riley & Scarborough LLP

By: /s/ Gary M. Brown
cc:	Jason Epstein

Ezra Levine